Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB

(Commission File No. 132-02618)

Transcript of Joint Nasdaq and Borse Dubai Press Conference

Welcome everybody to this joint press conference with Nasdaq and Borse Dubai. With me here today on the podium I have Robert Greifeld, President and CEO of Nasdaq, David Warren, CFO of Nasdaq sitting on the right hand side, and then we have Soud Balaway Chairman of Dubai Group and Chairman of DIFX and the we have Essa Kazim, Chairman of Borse Dubai.

Bob please,

Thank you Thomas. I think the first question is the concept of this transaction: should the people on the podium take credit for it or should the media take credit for it?

Because I do remember reading about this as being a good transaction I guess about three weeks ago in the Swedish press. But that being said the first thing I would like to say is to revisit the logic of why Nasdaq wanted to join together with OMX. We here with the Nasdaq OMX transaction are saying that we have a great opportunity to bring additional liquidity into the Swedish and Nordic market place. Nasdaq is quite proud to the fact that in its market it has the highest amount of liquidity per dollar market cap of any exchange on the planet so we want to bring those US liquidity providers into the Nordic region thereby making the Nordic region a more attractive alternative for listed companies. In addition we recognize great opportunity for the combined organization to take advantage of the European operations in the post MiFID world. So those true compelling reasons to why we launched our bid for OMX and we came together in an agreed upon merger. Now when we reflected upon the rationale behind Dubai’s interest we saw that it was not in any way in conflict with our interest. Clearly the Dubai operations is about emerging markets and being able to provide leading capital services to the emerging markets so when we see this transaction it’s a pure win. It’s a win with respect to Nasdaq and OMX and we get to complete this transaction with great certainty. It a win in the emerging markets because Nasdaq can, combined with DIFX, truly bring additional liquidity and truly help the economic lives of many in the emerging market world. And the third part of the transaction is our stake in the London Stock Exchange. Now for our particular set of circumstances having that asset on our balance sheet did not make a tremendous about of sense. It was impossible for the value of that asset to be reflected in our market capitalization. So while we respect the fact the city of London is a wonderful financial capital we knew it was not the right asset for us and clearly we agree that it is the right asset for Borse Dubai to have an interest in. When looking at this transaction for OMX, it’s a transaction which will strengthen their hand in the Nordic region as we said, it will allow Stockholm to be positioned to be a clear winner in the pan European trading operation that will exist post MiFID. It will allow OMX and Nasdaq together with DIFX to really leverage our respective technologies, our brands, to make lives better in that emerging market and it also allows us to have a more rational balance sheet and capital structure so we think this is pure win/win every single way you look at it.

Essa Kazim

Thank you very much for the opportunity to thank the media. Our rationale for bidding for OMX as we have always indicated is that we needed to capitalize on the technology of OMX and the brand of OMX. But certainly we are now having the best of both worlds after concluding this negotiation with Nasdaq. While Nasdaq is going to concentrate on consolidation business in Europe and bringing additional liquidity to OMX, we will be concentrating on the growth strategy and tapping on the excess liquidity that we have in our part of the world. The growth potential is huge. The process of excess liquidity is to be continued: as you are all aware of the oil prices are continuing to be at very high levels and that will continuously inject liquidity into the region. The region has witnessed in the past few years becoming one of the most or the fasting growing region in the world. This is our strategy. It is about growth, it is about capitalizing on the technology, on the brand and to serve the capital market of the region. I will now hand over to you Soud.

Soud Balaway

Thank you Essa. I think we are extremely happy to be here obviously. The opportunity we see in today’s global world a lot of consolidation taking place in the US and Europe but also there is the developing world. The developing world in our part of the world as our colleague just said here is about 2.3 trillion dollars of excess liquidity, has a growth of 8-10 per cent. The population is, as I have said many times, 50 per cent are under the age of 15. The economy development that we see in that part of the region is going to come in the next five years, is going to put the middle east as a block. Probably it is going to be one of the fifth largest blocks in economic blocks in the world. And with that kind of excess liquidity you need to have a platform, you need to have a brand to access that liquidity. And we thing that with our partnership with Nasdaq and OMX that will provide Dubai that platform to access that liquidity and give us the opportunity to enhance the economic development of that whole region and we are very pleased to be here and I think that this model that we are going to create here is going to be a unique model. We will have presence in the US, we will have presence in Europe and presence in the Middle East and we wish that we will see more of Swedish companies coming over to Dubai and Dubai companies coming over to Sweden. Thank you.

So we now also have a phone conference. But we are going to start with a couple of questions from the floor.

Q: Will the Borse Dubai be the biggest shareholder in Nasdaq?

Bob Greifeld

A: I believe so but we have several large shareholders in Nasdaq, Hellman & Friedman as a private equity firm, Silver Lake Partners, Horizon and Kinetics are also certainly in that lead group.

Jan Elander Swedish Television

Q: What will happen with Dubai’s plans of OMX headquarters remaining in Stockholm?

Bob Greifeld

A: We will be operating the OMX exchange as we planned in the original transaction and that is to strengthen not just Stockholm but the Nordic region as a hub for the capital markets activity. We have a stated goal to dramatically increase the liquidity within the Nordic region. And that is a tremendous benefit for the listed companies. Some of the listed companies the primary value I want from a market place is liquidity for my investors. So we intend to greatly increase that and obviously as we do that then employees of OMX will share in that success. And that holds especially true as we use MiFID as a launching pad for our pan European strategy which will have Stockholm as its home base.

Q: Will you use OMX technology in Stockholm or will you replace it with technology used at Nasdaq?

Bob Greifeld

A: When we announced the transaction on May 25th we said that we would use the Genium as the core architecture of the combined organization’s technology. So Genium is for those who don’t follow it is OMX far reaching endeavor to create a really holistic comprehensive technology scheme for every part of the life cycle of capital market operations. This is a wonderful development that has been going on in Stockholm the last three years and that will be the fundamental technology underpinning for the combined organization.

Essa Kazim

A: In terms of positioning Stockholm as a centre for financial centre. Because we will become the biggest shareholder in the joint entity now we are talking Nasdaq and OMX. We are fully committed to that view that has been explained by Bob. However we will take this opportunity as we have indicated in the past that we will be the main user of OMX technology in that part of the world and it is also our objective to expand that technology to cater to the needs of the capital market of the region.

Jenny Kestum Dow Jones Wise

Q: How big support do you have from Nasdaq shareholders with this agreement?

Bob

A: We expect to have overwhelming support. I can say factually today that our two main shareholders that are on the Nasdaq board are in support of this transaction and have committed to vote their shares in favor of the transaction.

Questions from the phone conference

Arin Dam Dow Jones London

A: A question for Borse Dubai. I am actually slightly baffled here. Your were planning to take over OMX and now you are ending up with stakes in Nasdaq as well as in LSE. So if you could tell us what your strategy is for going forward and also at some point of time would you like to bid for LSE whole maybe the year or so?

Essa

A: Our strategy never changed it is still the same as we have explained before. It is about growth. We have now as mentioned the best of both worlds. We have now the technology of OMX and the technology of Nasdaq. We also have both brands Nasdaq brand and OMX brand supporting us. So this is our strategy. It is based on the growth and capitalizing on the potentials that is available in the minor region and the sub continent of South East Asia. However our investment in the London Stock Exchange is purely a financial investment. We believe in London as a global financial center. It has great potential to continue to be that way. And I think our decision was part of the opportunity that became available to us. We capitalize on that and we took that opportunity.

Soud

A: I think that the most important thing to realize is that right from the outset we had always the strategic intentions to develop our own capital markets where we see huge opportunity the Nasdaq DIFX is going to be the platform to execute this strategy. So for us our strategy has been consistent and as a matter of fact I think that the outcome that we have seen here is again creating this unique business model that will have presence in USA, in Europe and in the Middle East. And this will be the only exchange in the world with these unique features. So in a way we are creating something unique that is going to be the best model forward.

Q: But would you like to bid for the LSE at some point?

A: As you know London has become the global financial center and we believe that the consolidation that is taking place in the exchange business will continue and these assets will continue to be attractive. So I stay that his financial opportunity is simply for us a strategic investment opportunity for a long time.

Q: Have you had a meeting or conversation with Clara Furse CEO of LSE the last couple of days?

Soud

A: No

Bengt Karlsson Dagens Industri Stockholm

Q: A question for Borse Dubai, when you entered this bidding scene for OMX did you see this outcome as a possibility already then?

Soud

A: Maybe one of us was a prophet

[laughter]

No absolutely not. These were circumstances that appeared from nowhere and as good business people and rational people I think it made a lot of sense in terms of economics, in terms of strategic and in terms of the financial objectives of Borse Dubai. So we are very pleased that we have managed to achieve this outcome.

Rob Andersson Financial Times

Q: Could you give us a bit more detail about the Nasdaq taking a stake in the Borse Dubai when this might happen, what size it would be, what financial size the stake could be. And also what Nasdaq hopes to bring to Borse Dubai, how this combination will actually work in the Middle East.

Bob Greifeld

A: The joint effort is with DIFX that is an international zone and we think that DIFX has the ability to truly be a global financial center as Soud says, you have tremendous growth in that region and the asset that Nasdaq OMX will bring to bear are quite straight forward. Clearly the Nasdaq brand permeates on a global basis. In addition the technology of the combined organization is at the forefront of all the exchanges on the planet. We are the leading technology supplier to exchanges worldwide and we have the cutting edge technology which will be used to accelerate the growth in this developing market. So between those two assets combined with know how in terms of how to run exchanges in a highly regulated fashion, we think the combination presents huge opportunities.

Q: Any more details on how long time this might take?

Bob Greifeld

A: We are looking to consummate this transaction simultaneously with the closing of the OMX transaction.

Q: Qatar has just come out with a statement urging OMX share holders to take no action and from having dipped 2 per cent OMX shares are now up 2 per cent, can you enlighten us on the state of Qatar?

Bob Greifeld

A: You are citing things I am not aware of, we have no comment

Soud

A: Maybe you should ask them

Q: But can you enlighten us on what happened with them in regards to the LSE stake?

Bob Greifeld

A: No

Danny Forten, Independent

Q: This question is for Mr. Greifeld. Is there any regret not being able to work something out with London, and is there a possibility that you may look at it again in the future?

Bob Greifeld

A: Well I would say we are extremely pleased with this transaction has moved forward. As we have stated publicly before our average price of purchase was around 11 pounds and so I said before we are pleased with the outcome and certainly we recognize that with this transaction we will be in a position to one pay down substantial amount of our debt and two initiate a share buy back program and we estimate that that will have a significant impact on our EPS on a forward basis and that is doing obviously a great job for our shareholders.

Q: As London the primary financial center is there still a desire for you perhaps in the future strike some kind of deal with them?

A: Well as we said with this OMX transaction we recognize that this is a great opportunity for the combined Nasdaq OMX organization to gain additional trading revenue on a pan European basis. With the coming of MiFID for the first time in Europe there will be winners and losers among the exchanges. We have lived through that competitive dynamic in the US for the last 10 years and we are quite proud of our record of accomplishment. I think combining that record that team with the innovative… OMX management team we will be in a very strong position to compete in the new world.

Patrick McKaskey ODC Management London

Q: Wanted to know if the deal has any impact on OMX’s strategy for selling its technology to other exchanges?

Bob Greifeld

A: No. We are very excited about that business. We recognize that the beating heart of an exchange is its technology and we think it is a strong strategic move to be the technology provider to as many exchanges as there are. And I think you will see Nasdaq OMX taking increasing advantage of that and that is also one of the key goals of the joint venture between Nasdaq and DIFX

Soud

A: I think that the opportunity the Nasdaq DIFX is going to provide using either Nasdaq or OMX technology is going to be something very useful for that part of the region. And this will be something that also for you to know that a matter of how much excess liquidity we have in that region we do not have the kind of platform and brand that these two institutions brings to the world. So we think to capitalize on both the technology platform the brand and also the experience that these two institutions will bring to Dubai. Will open a lot of doors for connecting both liquidity as well as markets around the world.

Q: You could have a situation where you are selling technology to entities that will be competing with London Stock exchange for example?

Bob Greifeld

A: Definitely when you choose to be a technology vendor you choose to be a technology vendor. And that means that you are provided to a variety of customers who may compete with you or may compete with your allies. You are a pure vendor.

Pia Gripenberg Dagens Nyheter Stockholm

Q: Now and then companies from the Middle East have difficulties buying US companies. Why do you think it will work this time?

Bob Greifeld

A: Well one is that the SEC has established basically a format that this transaction fits within and that regulatory regime says that you can own an economic interest in Nasdaq of a certain per cent, but the voting interest would always be limited to 5 per cent. So that rule applies to three of our other large holders today and obviously will apply to Borse Dubai. So the structure it is in place for this type of transaction.

Jan Almgren Svenska Dagbladet Stockholm

Q: Why will Borse Dubai only have two directors in the new company’s board of directors and OMX will have four? Isn’t this strange regarding that Borse Dubai will own 90 per cent of OMX?

Bob Greifeld

A: Well I would say one that one strong director can have quite an impact on the board and we expect the Borse Dubai directions to be very strong. But recognized with the OMX transaction it is important for us to have four board members because we have 1500 OMX employees coming into the organization we have a long history of performance of OMX that we as Nasdaq are not aware of. So these board members have to represent the institutional memory of OMX, understand why decisions were made, why strategies were adopted and then map that into the combined organization so it is very important for us to have that. And I think it is important to know that with this transaction it’s truly a unique transaction and it represents a shifting of the gravity of the global financial markets towards Nasdaq. It represents a strengthening of our US market presence, a strengthening of OMX’s European market presence and certainly an opportunity to do things in the emerging markets that have never been done before. So we are truly excited about it.

Essa Kazim

A: We are not complaining about that. I mean we are happy that you have four seats.

Michael Long KBW London

Q: Whether your initial plans for the executive management of the new Nasdaq group stays the same or whether the executive management will change. And secondly I wondered whether this arrangement with Borse Dubai has had any sort of input or discussion with of the OMX board at this stage?

Bob Greifeld

A: The first thing I will say is we were excited about the transaction with OMX for a variety of reasons. And one of the leading reasons was the management team of OMX has truly been entrepreneurial. They had not sat here in Stockholm and ran a monopoly business. They have been truly creative in developing the OMX market place on a pan Nordic basis integrating those exchanges together and then building a technological business on a global basis so it is clearly a strong management team, the organization structure has been mapped out and it represents a true meritocracy and we are committed to that structure and it doesn’t change as a result of this transaction.

Q: The various jobs are decided upon in the original announcement the same and the second question was whether this accord has been discussed with anybody at OMX or is that something that is going to happen in the future?

Bob Greifeld

A: It has been spoken about with OMX.

Erik Wallin Svenska Dagbladet Stockholm

Q: I have a question for Borse Dubai. You say you will continue to expand that strategy to expand. Will you say that after today that you will focus on an organic growth or will you continue to look into your acquisition on an international arena.

Essa Kazim

A: Well the potential of region has not yet been fully exploited. I think that will provide us with growth but definitely we are not ruling out the term of using the vehicle Nasdaq DIFX to go after acquisition and other types of alliances with regional in stock exchanges. The strategies are still there.

Q: But will you also look into acquisitions on non Middle East regions?

A: Non Middle East meaning Europe?

Q: The rest of the world.

A: We are not ruling that out either.

Do we have any concluding remarks from Nasdaq and Borse Dubai?

Bob

Well I will just repeat what I have said during the conference. This is a kind of a unique situation where it is a pure win. It’s a win for OMX, it’s a win for Nasdaq and it’s a win for Borse Dubai and I think importantly we will be able to serve our customers better than we have individually and we will offer a unique product that represents a global vision. We will be uniquely positioned to provide the issue of public with access to both the American market place, the European market place and to the emerging markets in the other parts of the world, so it is truly a win.

Essa Kazim

I think we are really going to provide a truly aspect to the strategy of Nasdaq OMX. We are going to embrace the time zone. It is the first time that investors might after we conclude this deal, have the opportunity to have trading in Europe and American and the Middle East so that is really going to be a truly unique global exchange platform that is going to happen hopefully.

Soud Balaway

Yes I thank you, Bob and Essa have said a lot. I don’t have much to add. I think the most important thing one must remember is that in the exchange business we compete where the liquidities are and I think that this model will give us, enable us to capture the maximum amount of liquidity available so it will enhance our market share overall which I think is something very unique. And we also feel that we are opening up new doors for the emerging market and we hope to contribute significantly to the economic involvement of both Borse Dubai Stockholm as a capital city as well as in Dubai as a region as a whole. Thank you.

Thank you ladies and gentlemen, by that we conclude this press conference.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. The parties caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the transactions contemplated by NASDAQ’s agreements with Bourse Dubai and OMX, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions, the proposed uses of proceeds from the sale of the LSE stake and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available, as well as other applicable documents regarding the proposed business combination transaction, because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.